Exhibit 99.1

DIGATRADE FINANCIAL CORP.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019 and 2018 (Restated)

(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

These consolidated financial statements have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, using management’s best estimates and judgments based on currently available information. When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Company maintains an appropriate system of internal controls to provide reasonable assurance that financial information is accurate and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Company’s independent auditors, WDM Chartered Professional Accountants, were appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States) and their report follows.

“Bradley J. Moynes”
President, CEO and Director

“Tyrone Docherty”
Director

WDM CHARTERED PROFESSIONAL ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

SERVICE

INTEGRITY

TRUST

To the Shareholders and Board of Directors of:
DIGATRADE FINANCIAL CORP.

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of Digatrade Financial Corp. and its subsidiaries (the "Company"), which comprise which comprise the consolidated statements of financial position as at December 31, 2019 and 2018 and the consolidated statements of changes in shareholders' deficiency, comprehensive loss, and cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

Basis for Opinion

The Company's management is responsible for these consolidated financial statements, and for maintaining effective internal control over financial reporting. Our responsibility is to express opinions on the company's consolidated financial statements based on our audits.

Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements and laws that are relevant to our audit of the consolidated financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements. In addition, we are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which indicates that the Company incurred a net loss of $2,252,324 during the year ended December 31, 2019, and as of that date, had accumulated losses since inception of $7,793,332. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Emphasis of Matter – Restated Comparative Information

We draw attention to Note 4 to the consolidated financial statements, which explains that certain comparative information presented for the year ended December 31, 2018 has been restated. Our opinion is not modified in respect of this matter.

SUITE 420
1501 WEST BROADWAY
VANCOUVER, BRITISH COLUMBIA
CANADA V6J 4Z6

TEL: (604) 428-1866
FAX: (604) 428-0513
WWW.WDMCA.COM

WDM

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Other Information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis. Our opinion on the consolidated financial statements does not cover the other information and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis prior to the date of this auditors' report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards and PCAOB standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

WDM

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- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

The engagement partner on the audit resulting in this independent auditor's report is Mike Kao.

WDM

Chartered Professional Accountants

We have served as the Company's auditor since 2001.

Vancouver, B.C.
June 03, 2020

WDM
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DIGATRADE FINANCIAL CORP.
Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Note	December 31, 2019	December 31, 2018
		$	$
ASSETS			(Restated – Note 4)

CURRENT
Cash		113,156	493,810
GST Recoverable		13,655	11,172
Prepaid Expenses	6	-	22,211
Deferred Loss on Derivatives	8	150,851	951,792

		277,662	1,478,985

Intangible Assets	5	26,761	-

		304,423	1,478,985

LIABILITIES

CURRENT
Trade and Other Payables	7	122,276	129,278
Loan payable	5	26,565	-
Convertible Promissory Notes – Liability Component	8	50,593	25,541
Derivative Liability	8	370,194	733,339
Promissory Notes	8	165,698	209,755

Total Liabilities		735,326	1,097,913

SHAREHOLDERS' (DEFICIENCY) EQUITY

Share Capital	9	7,460,158	6,080,151
Reserves		60,000	-
Accumulated Deficit		(7,793,332)	(5,699,079)

Total Equity (Deficiency) Attributable to Shareholders		(273,174)	381,072

Non-controlling interest	5	(157,729)	-

		304,423	1,478,985

Nature and Continuance of Operations (Note 1)
Subsequent Events (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

“Bradley J. Moynes”	“Tyrone Docherty”
President, Chief Executive Officer and Director	Director

DIGATRADE FINANCIAL CORP.
Consolidated Statements of Changes in Shareholders’ Deficiency
For the Years Ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars)

	Note	Number of Common Shares	Number of Class “B” Common Shares	Share Capital	Share Subscriptions Received	Stock Option Reserve	Deficit	Total Shareholders’ Deficiency	Non-Controlling Interest
				$	$	$	$	$
Balance, December 31, 2016		42,909,650	-	3,645,457	334,975	-	(4,501,596)	(521,164)	-

Shares Issued	9(b)(i)	2,500,000	-	334,975	(334,975)	-	-	-	-
Shares Issued to Settle Debts	9(b)(i)	4,000,000	-	103,779	-	-	-	103,779	-
Shares Issued for Cash	9(b)(ii)	-	100,000	100	-	-	-	100	-
Shares Issued for Services	9(c)(i)	250,000	-	21,896	-	-	-	21,896	-
Shares Held in Trust	9(e)	1,500	-	-	-	-	-	-	-
Net Comprehensive Loss		-	-	-	-	-	(674,520)	(674,520)	-

Balance, December 31, 2017		49,661,150	100,000	4,106,207	-	-	(5,176,116)	(1,069,909)	-

Shares Issued for Services	9(c)(i)	600,000	-	7,373	-	-	-	7,373	-
Shares issued Conversion Convertible Promissory Notes	8	176,150,754	-	1,966,571	-	-	-	1,966,571	-
Net Comprehensive Loss (Restated – Note 4)		-	-	-	-	-	(522,963)	(522,963)	-

Balance, December 31, 2018 (Restated – Note 4)		226,411,904	100,000	6,080,151	-	-	(5,699,079)	(381,072)	-

Incorporation of Controlled Subsidiary		-	-	-	-	-	-	-	342
Shares Issued for Cash	9(b)(iii)	-	1,000,000	100	-	-	-	100	-
Share-based Compensation	9(c)(ii)	-	-	-	-	60,000	-	60,000	-
Shares issued Conversion Convertible Promissory Notes	8	356,153,022	-	1,379,907	-	-	-	1,379,907	-
Net Comprehensive Loss		-	-	-	-	-	(2,094,253)	(2,094,253)	(158,071)

Balance, December 31, 2019		582,564,926	1,100,000	7,460,158	-	60,000	(7,793,332)	(273,174)	(157,729)

Authorized Share Capital (Note 9(a))

The accompanying notes are an integral part of these consolidated financial statements.

DIGATRADE FINANCIAL CORP.
Consolidated Statements of Comprehensive Loss
For the Years Ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars)

	Note	2019	2018	2017
		$	$	$
			(Restated –Note 4)

EXPENSES
Accounting, Audit, and Legal		124,980	82,475	105,652
Bank Charges		669	-	-
Consulting	13(a)(iii)	392,300	294,502	138,192
Director’s Fees		-	12,900	-
Exchange Platform Development Costs	10(a)	-	102,683	104,591
Filing and Transfer Agent Fees		19,558	26,331	7,866
Financing Finders’ Fees	10(b)	54,746	123,101	109,033
Travel		13,944	-	-
Marketing		85,377	-	-
Stock-based Compensation		60,000	-	-
Investor Relations	9(c)(i)	20,096	-	107,103
Management Fees	13(a)(i)	244,120	241,950	105,000
Office		12,409	12,282	7,137

		1,028,199	896,224	684,574

LOSS BEFORE OTHER ITEMS		(1,028,199)	(896,224)	(684,574)

Accretion Expenses		(146,624)	(7,039)	-
Foreign Exchange Gain		48,045	37,682	40,723
Gain on Discontinuance of Trading Platform		-	7,158	-
Interest Expenses		(58,470)	(198,658)	(30,669)
Change in Fair Value on Derivative Instruments		(1,067,076)	534,118	-

NET LOSS FOR THE YEAR		(2,252,324)	(522,963)	(674,520)

Other Comprehensive Income		-	-	-

NET COMPREHENSIVE LOSS FOR THE YEAR		(2,252,324)	(522,963)	(674,520)

TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:

Shareholders of the Company		(2,094,253)	(522,963)	(674,520)

Non-Controlling Interest		(158,071)	-	-

Basic and Diluted Loss per Share		(0.01)	(0.01)	(0.01)

Weighted Average Number of Shares Outstanding		318,328,932	94,081,822	45,281,568

The accompanying notes are an integral part of these consolidated financial statements.

DIGATRADE FINANCIAL CORP.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2019, 2018, and 2017

(Expressed in Canadian Dollars)

	Note	2019	2018	2017
		$	$	$
			(Restated –Note 4)

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES

Net Loss for the Year		(2,252,324)	(522,963)	(674,520)

Non-Cash Items
Shares Issued for Services		-	7,373	21,896
Gain on Discontinuance of Trading Platform		-	(7,158)	-
Accretion expenses		146,624	7,039	-
Promissory Note Issued for Consulting Services		-	64,820	-
Change in Valuation of Derivative Instruments		1,067,076	(534,118)	-
Unrealized Foreign Exchange (Gain) Loss		(12,264)	(77,850)	(40,723)
Accrued Interest on Promissory Notes		58,470	195,412	-
Amortization of Prepaid Expenses		22,211	16,369	-
Legal fees adjustments to promissory notes		-	(17669)	-
Share-based Compensation		60,000	-	-

		(910,207)	(868,745)	(693,347)

Change in Non-Cash Working Capital Accounts	11(a)	(9,536)	104,827	(258,322)

		(919,743)	(763,918)	(951,669)

FINANCING ACTIVITIES

Advances from minority interest		196	-	-
Net Proceeds on Issuance of Class B Stock		100	-	-
Net Proceeds on Issuance of Promissory Notes		572,389	795,047	1,462,122
Promissory Notes Repayment		(33,596)	(31,762)	(130,498)

		539,089	763,285	1,331,624

(DECREASE) INCREASE IN CASH		(380,654)	(633)	379,955

Cash, Beginning of the Year		493,810	494,443	114,488

CASH, END OF THE YEAR		113,156	493,810	494,443

Supplemental Cash Flow Information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2019 and 2018

(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Digatrade Financial Corp. (the “Company”) is governed by the Business Corporations Act (British Columbia). The head office, principal address, and records office of the Company are located at 1500 West Georgia Street, Suite 1300, Vancouver, British Columbia, Canada, V6C 2Z6. The Company's common shares are listed on the NASDAQ Over-the-Counter Board (“OTCB”) exchange under the symbol "DIGAF".

In March 2015, the Company entered into an agreement with Mega Ideas Holdings Limited, dba ANX (“ANX”), a company incorporated and existing under the laws of Hong Kong. ANX owns a proprietary trading platform and provides operational support specializing in blockchain development services and exchange and transaction services for crypto-currencies. Effective October 17, 2018 the Company closed the online retail trading platform and shared liquidity order book with ANX International owing to low transaction volumes. The Company will continue to offer OTC trading for institutional customers and accredited traders while continuing to seek new opportunities within the blockchain and the financial technology sector.

In February 2019, the Company entered into a Definitive Agreement with Securter Inc. (“Securter”), a private Canadian corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing (Note 5).

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern and will be able to meet its obligations and continue its operations for its next fiscal year. Several conditions as set out below cast uncertainties on the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the financial support from its creditors, shareholders, and related parties, its ability to obtain financing for its development projects, and upon the attainment of future profitable operations.

The Company has not yet achieved profitable operations and has accumulated losses of $7,793,332 since inception and working capital deficiency of $457,664 as at December 31, 2019. Accordingly, the Company will need to raise additional funds through future issuance of securities or debt financing. Although the Company has raised funds in the past, there can be no assurance the Company will be able to raise sufficient funds in the future, in which case the Company may be unable to meet its obligations as they come due in the normal course of business. It is not possible to predict whether financing efforts will be successful or if the Company will attain a profitable level of operations.

The current cash resources are not adequate to pay the Company’s accounts payable and to meet its minimum commitments at the date of these consolidated financial statements, including planned corporate and administrative expenses, and other project implementation costs, accordingly, there is significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying amounts and classifications of assets and liabilities should the Company be unable to continue as a going concern.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a)
Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value. Cost is the fair value of the consideration given in exchange for net assets.

b)
Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors on June 03, 2020.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2019 and 2018

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)
Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries (collectively, the “Company”). Intercompany balances and transactions are eliminated in preparing the consolidated financial statements. The following companies have been consolidated within these consolidated financial statements:

Entity	Country of Incorporation	Voting Control	Functional Currency

Digatrade Financial Corp.	Canada	Parent Company	Canadian Dollar
Digatrade Limited	Canada	100%	Canadian Dollar
Digatrade (UK) Limited	United Kingdom	100%	Pounds Sterling
Digatrade Limited	USA	100%	US Dollar
Securter Systems Inc	Canada	79% (Note 5)	Canadian Dollar

d)
Foreign Currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. Each subsidiary determines its own functional currency (Note 2(c)) and items included in the financial statements of each subsidiary are measured using that functional currency.

i)
Transactions and Balances in Foreign Currencies

Foreign currency transactions are translated into the functional currency of the respective entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items at year-end exchange rates are recognized in profit or loss. Non-monetary items measured at historical cost are translated using the exchange rate at the date of the transaction and are not retranslated. Non-monetary items measured at fair value are translated using the exchange rate at the date when fair value was determined.

ii)
Foreign Operations

On consolidation, the assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rate prevailing at the reporting date and their revenues and expenses are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on the translation are recognized in other comprehensive income and accumulated in the currency translation reserve in equity. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in earnings and recognized as part of the gain or loss on disposal.

e)
Financing and Finder’s Fees

Financing and finder’s fees relating to financial instruments with a term of one year or less are expensed in the period incurred. For financial instruments with a term of over one year, the fees are netted against the financial instruments and amortized over the term of the financial instruments.

f)
Share Capital

The Company records proceeds from share issuances, net of commissions and issuance costs.  Shares issued for other than cash consideration are valued at either: (i) the fair value of the asset acquired or the fair value of the liability extinguished at the measurement date under current market conditions, or (ii) the quoted price on the Over-the-Counter Bulletin Board in the United States based on the earliest of: the date the shares are issued, or the date the agreement to issue the shares is reached.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2019 and 2018

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)
Loss per Share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares issued and outstanding during the reporting period. Diluted loss per share is the same as basic loss per share, as the issuance of shares on the exercise of stock options and share purchase warrants is anti-dilutive.

h)
Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other share-based payments is recorded based on the estimated fair value using the Black-Scholes option-pricing model at the grant date and charged to profit over the vesting period. The amount recognized as an expense is adjusted to reflect the number of equity instruments expected to vest.

Upon the exercise of stock options and other share-based payments, consideration received on the exercise of these equity instruments is recorded as share capital and the related share-based payment reserve is transferred to share capital. The fair value of unexercised equity instruments are transferred from reserve to retained earnings upon expiry.

i)
Income Taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

i)
Current Income Tax

Current income tax assets and liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

ii)
Deferred Income Tax

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

j)
Revenue Recognition

Revenue is comprised of consulting fees and commissions earned on trades executed on the digital currency trading platform. Consulting fee income is recognized as the consulting services are provided. Commission is considered earned when a trade is completed by the Company’s customers. As the platform is not yet fully live, commissions and consulting fees earned have been accounted for as a recovery of development costs incurred.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2019 and 2018

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)
Financial Instruments

Commencing January 1, 2018 the Company adopted IFRS 9. The adoption of this new accounting standard did not have material impact to the Company’s consolidated financial statements.

IFRS 9 covers classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 Financial Instruments. The new standard contains three classifications for financial assets: measured at amortized cost, fair value through other comprehensive income (“FVTOCI”), and fair value through profit and loss (“FVTPL”). The new standard eliminates the previous IAS 39 categories of held to maturity, loan and receivables, and available for sale.

Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. Requirements for financial liabilities are largely carried forward from the existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income.

Following is the new accounting policy for financial instruments under IFRS 9:

(i)
Classification

The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by- instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets	Classification under IAS 39	Classification under IFRS 9
Cash	FVTPL	Amortized cost
Accounts receivable	Notes and receivable	Amortized cost
Derivative assets	FVTPL	FVTPL

Financial liabilities	Classification under IAS 39	Classification under IFRS 9
Accounts payable and accrued liabilities	Other financial liabilities	Other financial liabilities
Short-term loan	Other financial liabilities	Other financial liabilities
Due to related parties	Other financial liabilities	Other financial liabilities
Derivative liabilities	FVTPL	FVTPL

There were no adjustments to the carrying amounts of financial instruments as a result of the change in classification from IAS39 to IFRS 9.

(ii)
Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the Consolidated Statements of Comprehensive Income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the Consolidated Statements of Comprehensive Income in the period in which they arise.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2019 and 2018

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

k)
Financial Instruments (Continued)

(ii)
Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the Consolidated Statements of Comprehensive Income, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

l) Non-Controlling Interest

Non-controlling interest in the Company’s less than wholly owned subsidiary is classified as a separate component of equity. On initial recognition, non-controlling interest is measured at the fair value of the non-controlling entity’s contribution into the related subsidiary. Subsequent to the original transaction date, adjustments are made to the carrying amount of non-controlling interest for the non-controlling interest’s share of changes to the subsidiary’s equity.

m)
Accounting Standards Effective January 1, 2019 - IFRS 16 – Leases

IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged from IAS 17 “Leases”, and the distinction between operating and finance leases is retained. The standard is effective for annual periods beginning on or after January 1, 2019. The Company has determined that this standard did not have any impact on its consolidated financial statements.

NOTE 3 – SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

In the application of the Company’s accounting policies which are described in Note 2, management is required to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

Deferred Tax Assets

Deferred tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

Share-based Compensation

The fair value of share-based compensation is subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2019 and 2018

(Expressed in Canadian Dollars)

NOTE 3 – SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

Impairment of Intangible Assets

An impairment loss is recognized for the amount by which the asset’s or cash generating unit’s carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows from each asset or cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows, management makes assumptions about future operating results. In addition, when determining the applicable discount rate, estimation is involved in determining the appropriate adjustments to market risk and asset-specific risk factors. These assumptions relate to future events and circumstances. Actual results may vary and may cause significant adjustments to the Company’s assets within the next financial year

NOTE 4 – RESTATED AND AMENDED FINANCIAL STATEMENTS

The consolidated financial statements as at and for the year ended December 31, 2018 have been amended to correct for errors related to:

The US convertible promissory notes (the “Bonds”) issued in fiscal 2018 and outstanding as at December 31, 2018. In the 2018 annual financial statements, the Company classified the Bonds as compound instruments and recognized a liability component and an equity component related to the conversion feature of the Bonds. Under IAS 39, since the Bonds are denominated in US dollars which is not the functional currency of the Company, the conversion feature embedded in the Bonds should have been classified as a derivative liability. The overall instrument should have been classified as a financial liability and an embedded derivative conversion feature instead of a compound instrument as originally reported.

Amended and restated consolidated statement of financial position:

	As at December 31, 2018
	Previously Reported	Adjustments	As Restated
	$	$	$

Deferred loss on derivatives	-	951,792	951,792
Derivative Liability	-	733,339	733,339
Convertible Promissory Notes – Current	636,890	(611,349)	25,541
Convertible Promissory Notes Payable – Non-Current	11,961	(11,961)	-
Promissory Notes	-	209,755	209,755
Share Capital	6,047,999	32,152	6,080,151
Retained Earnings	(6,298,936)	599,857	(5,699,079)

Amended and restated consolidated statement of comprehensive loss:

	Year ended December 31, 2018
	Previously Reported	Adjustments	As Restated
	$	$	$

Accounting, Audit, and Legal	100,144	(17,669)	82,475
Accretion Expense	-	7,039	7,039
Interest and Bank Charges	189,375	9,283	198,658
Foreign Exchange (Loss) Gain	(26,711)	64,393	37,682
Change in Fair Value on Derivative Instruments	-	534,118	534,118
Loss per share, basic and diluted	$0.01		$0.01

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2019 and 2018

(Expressed in Canadian Dollars)

NOTE 4 – RESTATED AND AMENDED FINANCIAL STATEMENTS (Continued)

Amended and restated consolidated statement of cash flows:

	Year ended December 31, 2018
	Previously Reported	Adjustment	As Restated
	$	$	$

Net Loss for the Year	(1,122,820)	599,857	(522,963)

Non-Cash Items
Change in Fair Value on Derivative Instruments	-	(534,118)	(534,118)
Accrued Interest on Convertible Promissory Notes	-	195,412	195,412
Accretion Expenses	-	7,039	7,039
Original Issue Discounts on Promissory Notes	36,653	(36,653)	-
Unrealized Foreign Exchange (Gain) Loss	58,346	(136,196)	(77,850)
Fees and Interest on Convertible Promissory Notes	186,128	(186,128)	-
Change in Non-Cash Working Capital Accounts	104,828	(1)	104,827
Net Proceeds on Issuance of Promissory Notes	686,590	108,457	795,047

The material impact of the correction on the audited consolidated financial statements for the year ended 2018 related to the Bonds was to increase the derivative assets by $951,792, increase the fair value of the derivative liabilities by $733,339, decrease the fair value of the Bonds by $413,556, increase the share capital by $32,152, and decrease deficit by $599,857.

NOTE 5 – SECURTER SYSTEMS INC.

On February 26, 2019, the Company entered into an agreement with Securter Inc., in terms of which a newly formed corporation, Securter Systems Inc. (“SSI”) would acquire all the assets and liabilities of Securter Inc. Upon incorporation, SSI issued 25,937,594 Class A common shares to the shareholders of Securter Inc. and 100,000 Class B common shares to the Company. Each Class B common share is non-participating and carries 1,000 votes. The Company shall have the right to purchase up to 30.3% Class A common shares of SSI at a price of US$0.23 per share for a total purchase consideration of up to US$3,000,000.

As at December 31, 2019, SSI had 26,064,546 Class A Common Shares issued and outstanding whereby the Company held 126,951 of Class A Shares of SSI. Together with the Company’s holding in Class B common shares, the Company held a voting interest of 79.4% and participating economic interest of 0.49% as at December 31, 2019.

The following is the summarized statement of financial position of Securter Systems Inc. as at December 31, 2019:

$

Current

Assets	79
Liabilities	-

Total Current Net Assets	79

Non-Current

Assets	26,761
Liabilities	(26,565)

Total Non-Current Net Assets	196

Total Net Equity by Shareholders	275

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2019 and 2018

(Expressed in Canadian Dollars)

NOTE 5 – SECURTER SYSTEMS INC. (Continued)

The following is the summarized comprehensive loss of Securter Systems Inc. for the period from inception to the year ended December 31, 2019.

February 26 to December 31, 2019
$

Net Loss	158,843

NOTE 6 – PREPAID EXPENSES

As at December 31, 2019 and 2018, the Company had the following prepaid expenses:

	2019	2018
	$	$

Market Registration Fees	-	8,751
Legal Retainer	-	13,460

	-	22,211

NOTE 7 – TRADE AND OTHER PAYABLES

As at December 31, 2019 and 2018, the Company had the following amounts due to creditors:

Trade Payables	32,276	63,279
Accrued Liabilities	90,000	66,000

	122,276	129,279

NOTE 8 – CONVERTIBLE PROMISSORY NOTES

	Promissory Note	Convertible Promissory Note - Liability Component	Derivative Liability	Deferred Derivative Loss (Increase)	Total
	$	$	$	$	$

Balance December 31, 2017	241,517	1,340,978	-	-	1,582,495

Proceeds net of transaction costs	-	440,587	1,576,119	(1,221,660)	795046
Repayments	(31,762)	-	-	-	(31,762)
Conversions	-	(1,718,320)	(38,794)	-	(1757,114)
Fair value change	-	-	(803,986)	269,868	(534,118)
Interest expense	-	19,649	-	-	19,649
Accretion expense	-	7,039	-	-	7,039
Foreign exchange (gain) loss	-	(64,392)	-	-	(64,392)

Balance December 31, 2018	209,755	25,541	733,339	(951,792)	16,843

Proceeds net of transaction costs	-	13,328	1,517,944	(958,883)	572,389
Repayments	(33,596)	-	-	-	(33,596)
Conversions	-	(191,566)	(1,545,331)	356,990	(1,379,907)
Fair value change	-	-	(335,758)	1,402,834	1,067,076
Interest expense	-	58,470	-	-	58,470
Accretion expense	-	146,624	-	-	146,624
Foreign exchange (gain) loss	(10,461)	(1,804)	-	-	(12,265)

Balance December 31, 2019	165,698	50,593	370,194	(150,851)	435,634

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2019 and 2018

(Expressed in Canadian Dollars)

NOTE 8 – CONVERTIBLE PROMISSORY NOTES (Continued)

The convertible bonds consisted of a liability component (“financial liability”) and an embedded derivative conversion feature (“derivative liability”) and contra asset account of deferred derivative loss due to significant amount of fair value of the derivative liability at inception in excess of the net proceeds. The net proceeds of these convertible bonds were first allocated to the fair value of the derivative liability. As the fair value of the derivative liability at inception exceeds the net proceeds, the indication of significant loss at inception exists. As a result, nominal values of US$1,000 per newly issued convertible bonds were allocated to the financial liability. The remaining balance was set up as deferred derivative loss as a contra asset account. The deferred derivative losses were then amortized to profit and loss over the life of the convertible bonds. Subsequent changes in fair value of the conversion feature were recognized at FVTPL (Note 2(k)).

a)
At inception, the net proceeds of $572,389 (US$429,200 or gross proceeds of US$500,500 net of US$35,800 cash discount and $35,500 transaction costs) were allocated to the derivative liability at $1,517,944 related to the conversion feature which was determined using the Black-Scholes option pricing model. The remaining balance of the net proceeds were then allocated to nominal values of $13,328 (U$10,000 with U$1,000 per each convertible bond issued in 2019) and deferred derivative loss, a contra asset account of $958,883.

b)
During the year ended December 31, 2019, the Company recognized through profit and loss the fair value change on the derivative liability and the amortization of the deferred derivative loss of $1,067,076 (2018 – ($534,118)). As at December 31, 2019, the fair value of the derivative liability related to the conversion feature of $370,194 (2018 - $733,339) was determined using the Black-Scholes option pricing model based on the following assumptions: share price ranging from US$0.001 to US$0.023; risk-free rate ranging from 1.39% to 1.86%; stock price volatility ranging from 176% to 429%; dividend yield of 0%; and expected life of conversion features ranging from 0.24 to 1 year.

c)
During 2018, the Company issued convertible promissory notes, raising proceeds totaling $730,226 (US$564,000). The notes are unsecured, bear interest at between 10% and 12% per annum from the date of issuance and mature between six months and one year after the date of issuance. Any amount of interest or principal that is not paid on the maturity date bears interest at 22% to 24% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common shares of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

During 2018, promissory notes totaling US$247,600 were converted into 49,183,445 common shares of the Company.

d)
On June 1, 2018, the Company issued a convertible promissory note in the amount of $64,820 (US$50,000) pursuant to a consulting contract. The note is unsecured and matured on December 2, 2018. As of December 31, 2018, the Company repaid $31,761 (US$24,500) of this note. The remaining balance (US$25,500) was repaid subsequent to year-end.

e)
During 2018, the Company converted convertible promissory notes totaling $1,707,293 (US$1,358,100), and interest expense and finder’s fees owed, into 176,150,754 common shares of the Company.

f)
During 2019, the Company issued convertible promissory notes with gross proceeds of $667,644 (US$500,500). The notes are unsecured, bear interest at between 10% and 12% per annum from the date of issuance and mature between six months and one year after the date of issuance. Any amount of interest or principal that is not paid on the maturity date bears interest at 22% to 24% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common shares of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

g)
During 2019, promissory notes with a face value of US$591,316 were converted into 356,153,022 common shares of the Company.

h)
On January 31, 2019, the Company repaid US$25,500, being the outstanding balance of a convertible promissory note issued to a consultant during 2018. (Note 8(d))

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2019 and 2018

(Expressed in Canadian Dollars)

NOTE 9 – SHARE CAPITAL

a) Authorized Capital

Unlimited number of common shares, participating, voting (voting right of 1 vote per share), with no par value.

1,100,000 Class “B” common shares, non-participating, voting (voting right of 1,000 votes per share), with no par value.

b) Issued and Outstanding Common Shares

i)
On June 12, 2017, the Company settled convertible promissory notes totaling $32,700 by the issuance of 2,000,000 common shares with a fair value equal to the value of the underlying debt settled.

On September 21, 2017, the Company settled a convertible promissory note owed to a company controlled by a former Officer and Director of the Company in the amount of $61,694 (US$50,000) by the issuance of 1,000,000 common shares with a fair value equal to the value of the underlying debt settled.

ii)
On October 10, 2018, the Company passed a resolution authorizing the creation of a new 100,000 Class “B” common shares with the following characteristics: non-participating, no par value, and with the voting right of 1,000 votes per share.

On the same day, the Company issued 100,000 Class “B” common shares at $0.001 per share for total proceeds of $100 to a shareholder who is also a Director and Officer of the Company.

iii)
On January 2, 2019, the Company passed a resolution to increase the authorized number of Class “B” common shares from 100,000 to 1,100,000.

On the same day, the Company issued 1,000,000 Class “B” common shares at $0.0001 per share for total proceeds of $100 to a shareholder who is also a Director and Officer of the Company.

iv)
During fiscal 2019, the Company converted promissory notes with face value of US$591,316 into 356,153,022 common shares of the Company. An amount of $1,379,907 was allocated to the share capital related to these promissory note conversions in 2019.

c)
Share-Based Payments

i)
During the year ended December 31, 2017, the Company entered into a consulting agreement for the provision of business strategy and compliance services. The Company issued 250,000 common shares valued at $21,896.

ii)
During the year ended December 31, 2018, the Company entered into a consulting agreement for the provision of business strategy and compliance services. The Company issued 600,000 common shares valued at $7,373

iii)
During the year ended December 31, 2019, the Company granted 10 million share purchase options at an exercise price of US$0.006 without any specified expiration date. The Company estimated the share based compensation at $60,000 using Black-Scholes with the assumptions of risk free rate of 1.68%, volatility of 268% and option life of 7 years.

d)
Share Purchase Warrants

The Company had no share purchase warrants outstanding for the years ended December 31, 2019, 2018, and 2017.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2019 and 2018

(Expressed in Canadian Dollars)

NOTE 9 – SHARE CAPITAL (Continued)

e)
Stock Options

On February 14, 2019, the Company granted 5,750,000 stock options to directors of the Company and 4,250,000 stock options to consultants. The options have an exercise price of US$0.006 and expire on February 14, 2027.

The continuity of stock options for the year ended December 31, 2019 is summarized below:

Expiry Date	Exercise Price	January 1, 2019	Granted	Exercised	Cancelled	December 31, 2019

February 14, 2027	$US0.006	-	10,000,000	-	-	10,000,000

The Company did not have any stock options issued prior to January 1, 2019.

f)
Escrow Shares

On September 19, 2014, the Company entered into an escrow agreement with a creditor. The Company agreed to pay the creditor $2,500 upon signing of the agreement and to issue 1,500 shares to be held in escrow. The Company was obligated to pay the creditor a further $7,334 (US$6,687) forty-five days after the Company’s stock becomes DWAC-eligible. On December 22, 2016, the Company paid $5,374 (US$4,000) and the creditor agreed to release these shares from escrow.

As of December 31, 2019, the 1,500 shares were held in trust by the corporate lawyer and have not been returned to the Company’s Treasury.

NOTE 10 – COMMITMENTS

a) Crypto Currency Deposit and Exchange Services

On March 31, 2015, the Company entered into an agreement with Mega Idea Holdings Limited, dba ANX (“ANX”), to provide Crypto-currency deposit and exchange services. Pursuant to the terms of the agreement, the Company is required to pay monthly maintenance fees of US$10,000 for maintenance and support of the exchange platform. The agreement with ANX was for a term of three years.

On April 7, 2017 (the “effective date”), the Company entered into a revised agreement with ANX. Pursuant to the terms of the revised agreement, the Company was required to pay monthly maintenance fees of US$1,500 for the first six months commencing the first month after the effective date, and US$5,000 thereafter. The revised agreement with ANX was for a term of two years.

On October 15, 2018, the Company and ANX agreed to terminate the Crypto Currency Deposit and Exchange Services Agreement. The Company paid ANX $32,770 (US$25,000) in full settlement of all outstanding liabilities and realized a gain of $7,158 on the termination of the agreement.

b) Finder’s Fee Agreement

The Company has entered into various finder’s fee agreements whereby the Company is required to pay cash finder’s fee of 10% of all monies raised through certain parties. The terms of these agreements are for periods of one year.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2019 and 2018

(Expressed in Canadian Dollars)

NOTE 10 – COMMITMENTS (Continued)

c)   Consulting Contracts

i)
On June 1, 2018 the Company entered into a consulting agreement for the provision of strategic business advisory services for a period of one year. The Company agreed to issue a convertible promissory note in the amount of US$50,000 and pay the consultant US$10,000 per month. (Notes 8(d)).

ii)
On October 22, 2018, the Company entered into a consulting contract with a Director for the provision of strategic business advisory services for a period of four months. The Company agreed to pay the Director $2,500 per month.

NOTE 11 – SUPPLEMENTAL CASH FLOW INFORMATION

	2019	2018	2017
	$	$	$
		(Restated –Note 4)

a) Change in Non-Cash Working Capital Accounts
Accounts Receivable	-	297,308	(281,445)
GST Recoverable	(2,533)	(2,128)	(6,672)
Prepaid Expenses	-	(18,608)	(153,311)
Trade and Other Payables	(7,003)	125,564	(103,884)
Liabilities to Customers	-	(297,309)	286,990

	(9,536)	104,827	(258,322)

b) Significant Non-Cash Financing Activities
Shares Issued in Settlement of Debts	-	-	103,689
Shares Issued for Services	-	7,373	21,986
Shares Issued on Conversion of Convertible Promissory Notes	1,379,907	1,934,419	-

	1,379,907	1,941,792	125,675

c) Other Information
Interest Paid	59,138	186,128	16
Income Taxes Paid	-	-	-

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2019 and 2018

(Expressed in Canadian Dollars)

NOTE 12 – INCOME TAX

a)
Deferred Tax Assets and Liabilities

The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consists of the following amounts:

	2019	2018
	$	$

Non-Capital Losses	7,052,500	6,132,300
Capital Losses	29,628	29,628
Property and Equipment	100,490	100,490

	7,182,618	6,262,418

As at December 31, 2019, the Company has non-capital losses of approximately $7,052,500 which may be applied to reduce Canadian taxable income of future years. These non-capital losses expire as follows:

$

2026	313,100
2027	515,300
2028	367,400
2029	1,157,900
2030	307,400
2031	301,400
2032	233,000
2033 to 2039	3,857,000

7,052,500

b)
Income Tax Expense

The income tax expense of the Company is reconciled to the net loss for the year as reported in the consolidated statement of comprehensive loss as follows:

	2019	2018	2017
	$	$	$
		(Restated –Note 4)

Recovery of Income Tax Calculated at the Statutory Rate of 12% (2018 – 12%; 2017 – 12.63%)	(289,340)	(62,756)	(85,158)
Deferred Tax Assets Not Recognized	289,340	36,948	84,315
Impact of Change in Substantively Enacted Tax Rates on Opening Deferred Tax Assets	-	25,808	843

Income Tax Expense	-	-	-

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2019 and 2018

(Expressed in Canadian Dollars)

NOTE 13 – RELATED PARTIES TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of transactions between the Company and other related parties, in addition to those transactions disclosed elsewhere in these consolidated financial statements, are described below. All related party transactions were in the ordinary course of business and were measured at their exchange amounts.

a)   Compensation of Key Management Personnel

i)
The Company incurred management fees for services provided by key management personnel for the years ended December 31, 2019, 2018 and 2017, as described below.

	2019	2018	2017
	$	$	$

Management Fees	244,120	241,950	105,000

ii)
During the year ended December 31, 2019 the Company granted 5,750,000 stock options to directors of the Company, recording an expense of $34,500. The options have an exercise price of US$0.006 and expire on February 14, 2027

iii)
During the year ended December 31, 2019, the Company incurred consulting fees for services provided by a former director of the Company in the amount of $19,125 up to the date of his resignation as a director on May 22, 2019 (2018 - $12,900). The Company paid $16,200 to this former director subsequent to his resignation.

NOTE 14 – FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company is exposed to various risks in relation to financial instruments. The Company’s financial assets and liabilities by category are summarized in Note 2(k). The Company’s risk management is coordinated in close co-operation with the board of directors and focuses on actively securing the Company’s short to medium-term cash flows and raising financing for the Company’s capital expenditure program. The Company does not actively engage in the trading of financial assets for speculative purposes.

The most significant financial risks to which the Company is exposed are as follows:

a)   Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is dependent upon the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations. The Company has a working capital deficiency of $457,664 as at December 31, 2019. There can be no assurance that such debt or equity financing will be available to the Company.

b)   Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as the interest rates associated with the convertible promissory notes are fixed.

c)   Credit Risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations. As the Company is in the development stage and has not yet commenced commercial production or sales, it is not exposed to significant credit risk.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2019 and 2018

(Expressed in Canadian Dollars)

NOTE 14 – FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

d)   Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange risk to the extent it incurs currency exchange platform service and development expenditures and operating costs in foreign currencies including the U.S. Dollar. The Company does not hedge its exposure to fluctuations in the related foreign exchange rates.

e)
Fair Values

The Company uses the following hierarchy for determining fair value measurements:

Level 1:
Quoted prices in active markets for identical assets or liabilities.

Level 2:
Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:
Techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The Company’s financial instruments were measured at fair value using Level 1 valuation technique during the years ended December 31, 2019, 2018 and 2017. The carrying values of the Company’s financial assets and liabilities approximate their fair values.

NOTE 15 – CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its ongoing operations and capital expenditures.

The Company manages its share capital as capital, which as at December 31, 2019, amounted to $7,460,158. At this time, the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund the development of its trading platform. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

As at December 31, 2019, the Company had a working capital deficiency of $457,664. The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the year ended December 31, 2019.

DIGATRADE FINANCIAL CORP.
Notes to the Consolidated Financial Statements
December 31, 2019 and 2018

(Expressed in Canadian Dollars)

NOTE 16 – SUBSEQUENT EVENTS

a)   Issuance of Convertible Promissory Notes

During the period to April 30, 2020, the Company issued further convertible promissory notes raising net proceeds of $143,073 (US$105,000).

The notes are unsecured, bear interest at between 10% and 12% per annum from the date of issuance and mature between six months and one year after the date of issuance. Any amount of interest or principal that is not paid on the maturity date bears interest at 22% to 24% per annum from the maturity date to the date of payment. Any amount of principal and/or interest that is unpaid may be converted, at the option of the holder, in whole or in part into common shares of the Company at a price equal to 61% of the lowest closing bid price for the Company’s stock as reported on the OTC during the fifteen trading days prior to a Notice of Conversion. The Company may prepay the principal and all accrued interest at any time between the date of issuance and the maturity date, together with a prepayment premium of between 15% and 40% of the amount prepaid, determined by reference to the date of repayment.

b)   Conversion of Convertible Promissory Notes

During the period to April 30, 2020, portions of certain convertible promissory notes with a face value of US$67,083 were converted into 229,986,206 common shares of the Company.

c)   Issuance of Securter Systems Inc. Class A Common Shares

Between March 10, 2020 and April 7, 2020, 1,067,454 class A common shares of Securter Systems Inc. were issued to shareholders whereby 559,569 of these shares were issued to the Company. The Company held a voting interest of 79.2% and participating economic interest of 2.53% after these issuances.

d)   2020 COVID-19 Pandemic

The outbreak of the COVID-19 virus and the worldwide pandemic has impacted the Company’s plans and activities. The Company may face disruption to operations, supply chain delays, travel and trade restrictions, and impacts on economic activity in affected countries or regions can be expected and are difficult to quantify. Regional disease outbreaks and pandemics represent a serious threat to hiring and maintaining a skilled workforce and could be a major health-care challenge for the Company. There can be no assurance that the Company’s personnel will not be impacted by these regional disease outbreaks and pandemics and ultimately that the Company would see its workforce productivity reduced or incur increased medical costs and insurance premiums as a result of these health risks.

In addition, the pandemic has created a dramatic slowdown in the global economy. The duration of the outbreak and the resulting travel restrictions, social distancing recommendations, government response actions, business disruptions and business closures may have an impact on the Company’s operations and access to capital. There can be no assurance that the Company will not be impacted by adverse consequences that may be brought about by the pandemic’s impact on global industrial and financial markets which may reduce prices in general, share prices and financial liquidity thereby severely limiting access to essential capital.